

October 13, 2023

Anna Rudensjö
General Counsel
Polestar Automotive Holding UK PLC
Assar Gabrielssons Väg 9
405 31 Göteborg, Sweden

      Re: Polestar Automotive Holding UK PLC
          Registration Statement on Form F-3
          Filed on October 10, 2023
          File No. 333-274918

Dear Anna Rudensjö:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Bradley Ecker at 202-551-4985 with any questions.

          Sincerely,

          Division of Corporation Finance
          Office of Manufacturing